Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

April 20, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Investment Trust
(File Nos. 333-179640 and 811-22670)

Ladies and Gentlemen:

On behalf of Legg Mason Investment Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On April 7, 2016, the Registrant received comments from Mr. Jay Williamson of the Staff regarding Post-Effective Amendment No. 8 to the Registrant’s registration statement on Form N-1A relating to the Legg Mason Opportunity Trust (the “fund”), as filed with the Commission on February 25, 2016. Following is a summary of the comments received from Mr. Williamson and the Trust’s responses on behalf of the fund.

1.     Comment: Please respond to our comments in writing and file via EDGAR. Where a comment provides for draft disclosure, please provide draft disclosure within the letter and provide Tandy representations.

Response: The Trust acknowledges the staff’s comment and has responded as instructed.

2.     Comment: We note that in the fund’s Form N-CSR for the fiscal year ended December 31, 2015, the fund held debt securities of Mode Media Corp. at a fair value of $1.3 million. Footnote (h) indicates that the maturity principal is currently in default as of December 31, 2015. Please tell us more about the nature of the defaults and how you determined fair value.

Response: The fund acquired subordinated Mode Media, Inc. Notes (Mode Notes) as consideration for Mode’s acquisition of Ning in December of 2011 (Ning being a previous holding of the Fund). Mode Media is a private company. Mode Media failed to make its maturity payment as of December 2013 because the Mode Notes are expressly subordinated to Mode Media’s senior lenders. The terms of the Mode Notes provide that the company may not make any payments until the senior lenders are paid in full. Valuation of the Mode Notes is performed in accordance with Consolidated Valuation Policies and Procedures approved by the Board of Trustees of the Trust. These procedures permit, among other things, the use of specified methodologies to determine the fair value of portfolio securities. The fair valuation of the Mode Notes is determined using financial information and comparable security information, one of the specified methodologies set forth in the procedures. The Valuation Committee provides a detailed report to the Board on a quarterly basis relating to fair valued securities, including Mode Media.

3.     Comment: The Prospectus states that the “portfolio managers exercise a flexible strategy in the selection of investments, not limited by investment style or asset class.” This is followed by a list of investment types in which the fund may invest. However, the adviser’s approach is not extremely clear. For example, it gives investors no insight into how the adviser formed its views on Amazon or why the manager used purchased options instead of buying stock. Please revise to address the types of strategies the manager principally uses, including how the manager seeks to construct the portfolio as a whole. Please ensure your revised disclosure provides more insight into the “hows” and “whys” behind the investments.

Response: As noted in the Prospectus, the portfolio managers pursue a flexible strategy that is not limited by a particular style or asset class. Accordingly, the “hows” and “whys” of portfolio construction may vary. We have, however, added the underlined disclosure to provide further information:

“The portfolio managers exercise a flexible strategy in the selection of investments, not limited by investment style or asset class. The investment strategy typically involves identifying instances where the manager believes the capital markets have mispriced investment opportunities and exploiting price discrepancies and inefficiencies in the market.”

We have also added the following statement, which currently appears in the statutory prospectus, in the summary prospectus under “Principal Risks”:

“The fund’s flexible investment strategy may make it difficult for an investor to evaluate the future risk profile of an investment in the fund because of the portfolio managers’ ability to significantly change the composition of the fund’s investments.”

4.     Comment: In the Statement of Additional Information (SAI) on page 21, we note the statement that the adviser may utilize new opportunities and techniques to the extent that they are consistent with the fund’s investment objective and permitted by its investment limitations and applicable regulatory authorities. Please confirm that the fund will not use a new strategy or instrument to a material extent without prior disclosure to investors.

Response:

We confirm that the fund will not use a strategy or instrument, to a material extent, that is substantially different from those strategies or instruments discussed in the Prospectus and/or the Statement of Additional Information without prior disclosure to investors.

* * * * *

In connection with the responses provided above, the Trust is furnishing a “Tandy” representation letter as Exhibit A hereto.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

Exhibit A

Legg Mason Investment Trust

620 Eighth Avenue

New York, NY 10018

April 20, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Investment Trust (the “Trust”)
(File Nos. 333-179640 and 811-22670)

Ladies and Gentlemen:

In connection with its review of Post-Effective Amendment No. 8 to the registration statement on Form N-1A for the Trust, relating to the Legg Mason Opportunity (the “fund”), as filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2016, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the staff of the Commission (the “Staff”):

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Investment Trust

By: /s/ Barbara Allen

Name: Barbara Allen

Title:    Assistant Secretary